1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

September 19, 2014

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares U.S. ETF Trust (the “Trust”)
(Securities Act File No. 333-179904 and
Investment Company Act File No. 811-22649)
Post-Effective Amendment No. 48

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 48 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares Commodities Strategy ETF (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation March 13, 2014 and have been summarized to the best of our understanding. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The responses below have been provided to us by officers of the Trust.

Comment 1:    Is this the first non-index commodity ETF?

Response:    The Trust respectfully notes that the Fund is not the first non-index commodity ETF. The Trust directs your attention to First Trust Global Tactical Commodity Strategy Fund (ticker FTGC), a series of First Trust Exchange-Traded Fund VII, as an example of another non-index, commodity ETF.

Comment 2:    Please confirm that the exemptive order that the Fund is relying on covers an ETF that obtains commodity exposure through a wholly-owned subsidiary. Please confirm that the securities owned by the wholly-owned subsidiary would be transparent enough for the ETF to comply with the exemptive order.

Response:    The Fund relies on the actively managed, transparent ETF exemptive order (the “Exemptive Order”) issued to iShares Trust, et al., on January 24, 2011. The Trust believes that the operation of the Subsidiary is consistent with the Exemptive Order. The Trust confirms that the Fund will comply with the conditions of the Exemptive Order, including the representation that the portfolio holdings of the Fund, including assets held through the Fund’s Subsidiary, will be disclosed daily and transparent. To the extent that the Fund will invest in futures, it will do so in reliance on the no-action relief issued by the SEC staff on December 6, 2012, which lifted the moratorium on derivatives usage by actively managed ETFs, and specifically named the Exemptive Order as among the orders that could rely on the no-action relief. The Fund may also rely on the Section 12(d)(1) exemptive order (“Section 12(d)(1) Order”) issued to iShares Trust, et. al., on March 10, 2010. The Trust confirms that, if the Fund relies on the Section 12(d)(1) Order, that it will do so in compliance with the conditions of the Section 12(d)(1) Order.

Comment 3:    Please consider removing the 80% test from the Principal Investment Strategies. The Staff does not require an 80% test for funds with commodity strategy in their names.

Response:    The Trust has removed the references to the 80% test from the Fund’s registration statement.

Comment 4:    Please address the standard subsidiary representations that the Staff has been requesting from funds using a subsidiary structure similar to the Fund’s.

Response:    Subsections A-G below contain, to the best of the Trust’s understanding, the representations that the Staff has been requesting from funds that use a subsidiary structure similar to that of the Fund. The Trust’s response follows each requested representation.

Representation A:    Please include disclosure regarding the Subsidiary’s compliance policies and procedures with provisions of the 1940 Act regarding investment policies in Section 8 of the 1940 Act and capital structure and leverage in Section 18 of the 1940 Act.

Response:	The Trust respectfully notes that the “Principal Risks” section of the Fund’s statutory prospectus and the “Investment Strategies and Risks” section of the Fund’s Statement of Additional Information discloses that the Subsidiary is subject to the same investment restrictions and limitations and will follow the same compliance policies and procedures as the Fund.

The Trust hereby confirms that the Subsidiary will comply with the provisions of the 1940 Act governing capital structure and leverage requirements under Section 18 on an aggregate basis with the Fund.

Representation B:    Disclose that each investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act.

Response:	BFA and the Subsidiary are parties to an investment advisory agreement (the “Investment Advisory Agreement”) and BFA and BIL are parties to an investment sub-advisory agreement with respect to the Subsidiary (the “Sub-Advisory Agreement”). The Fund takes the position that the Investment Advisory Agreement and Sub-Advisory Agreement do not need to be treated with the same formality as an advisory agreement that is subject to Section 15 of the 1940 Act. The Fund discloses the fact that BFA acts as investment adviser to the Subsidiary and BIL acts as investment sub-adviser to the Subsidiary in the “Management – Investment Adviser” section of the Fund’s prospectus.

Representation C:    The investment advisory agreement between the Subsidiary and its investment adviser and any related sub-advisory agreements are material contracts that should be included as exhibits to the Registration Statement.

Response:	The Trust hereby confirms that the investment advisory agreement between the Subsidiary and BFA and any related sub-advisory agreements will be included as exhibits to the Fund’s registration statement.

Representation D:    Disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary.

Response:	The Trust hereby confirms that the Subsidiary will comply with the provisions relating to affiliated transactions under Section 17 of the 1940 Act and the rules thereunder, and the custody provisions of Section 17(f). State Street Bank and Trust Company is the custodian of the Fund and the Subsidiary.

Representation E:    Disclose, as appropriate, whether any of the Subsidiary’s principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a Subsidiary should reflect aggregate operations of the fund and the Subsidiary.

Response:	The Trust hereby confirms that the principal investment strategies and principal risk disclosures of the Fund reflect both the operations of the Fund and the Subsidiary.

Representation F:    Please confirm that the Financial Statements of the Subsidiary will be consolidated with those of the Fund.

Response:	The Subsidiary’s financial statements will be consolidated with the Fund’s financial statements. In the “Subsidiary Risk” disclosure in the Principal Risks section of the prospectus, the Fund discloses that “[t]he Subsidiary’s financial statements will be consolidated with the Fund’s financial statements that are included in the Fund’s annual and semi-annual reports to shareholders.”

Representation G:    Confirm in correspondence that: (a) the Subsidiary’s expenses will be included in the Fund’s prospectus Fee Table; (b) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (c) the Subsidiary and its board of directors will agree to inspection of the Subsidiary’s books and records by the Staff; and (d) the Subsidiary’s board of directors will sign the Fund’s registration statement.

Response:    The Trust confirms that:

(a)	the Subsidiary’s expenses will be reflected in the Fee Table of the Fund’s prospectus as part of the Fund’s unitary management fee;

(b)	the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and

(c)	the Subsidiary and its board of directors will agree to inspection of the Subsidiary’s books and records by the Staff.

With respect to item (d), although persons serving as the board of directors of the Fund also serve as directors of the Subsidiary, the Fund respectfully submits that the Subsidiary should not be required to sign the Fund’s Registration Statement. This position is consistent with the no-action letters issued by the Staff in connection with the establishment of wholly-owned subsidiaries by registered funds.1

Comment 5:    Please clarify in the Principal Investment Strategies section that investing in Commodity-Linked Derivatives has a leveraging effect on the Fund.

[1]	In these no-action letters, the Staff, among other things, found that the investment in a foreign subsidiary by a registered investment company was not an indirect offering of the subsidiary’s shares in the United States in violation of Section 7(d) of the 1940 Act and determined that the subsidiary would not be required to register as an investment company. Pursuant to the facts set forth in the no-action letter issued to South Asia Portfolio (the “Portfolio”), for example, the Portfolio had established a wholly-owned subsidiary for the purpose of investing in India. The Staff granted its no action position based on the Portfolio’s being the sole beneficial owner of the subsidiary, the Portfolio’s control of the decision making process of the subsidiary, and the fact that the creation of the subsidiary would not result in the potential abuses that Section 7(d) was designed to address. The offering of the Portfolio’s shares would continue to have all the characteristics of an offering of a U.S. investment company and was not a direct or indirect offering by a foreign investment company. The Trust respectfully submits that the same rationale applies to the Subsidiary and that it is not appropriate to require the Subsidiary, a wholly-owned subsidiary established as a means for the investment of the Fund’s assets in commodity-related instruments, to sign the Fund’s registration statement as a co-issuer of the Fund’s securities.

Response:    The Trust has revised the Fund’s Principal Investment Strategies section to state that “[i]nvesting in Commodity-Linked Investments may have a leveraging effect on the Fund.”

Comment 6:    Please consider whether Interest Rate Risk is a principal risk of the Fund.

Response:    The Trust respectfully confirms that Interest Rate Risk is a principal risk of the Fund. As described in the Principal Investment Strategies section of the Fund’s prospectus, the Fund will invest in “short-term investment grade fixed-income securities that include U.S. government and agency securities, treasury inflation-protected securities, sovereign debt obligations of non-U.S. countries, repurchase agreements and money market instruments.”

Comment 7:    In the Derivatives Risk disclosure, please identify the specific derivatives that the Fund will use and the particular risks associated with each.

Response:    The Trust has revised the “Derivatives Risk” disclosure to state that the Fund’s use of derivatives will include commodity-related futures, options on futures and swaps. In addition, the Trust respectfully notes that the Principal Risks section for the Fund contains “Commodity-Linked Derivatives Risk” and “Futures Contract Risk,” each of which contains specific information on the derivatives that the Fund will use and the particular risks that are associated with such derivatives. The Trust has also revised the Fund’s Principal Risks section to include “Risk of Swap Agreements.”

Comment 8:    Generally, when there is a subsidiary arrangement, there is a special tax risk discussing how the IRS might conclude that the profit realized by the subsidiary is not considered qualifying income for the Fund. Please add this risk.

Response:    The Trust respectfully notes that this risk language was previously included as the second paragraph of “Subsidiary Risk” in the Principal Risks section of the Fund’s statutory prospectus. For clarification, the Trust has revised “Subsidiary Risk” to delete this paragraph and has moved this paragraph to a new risk entitled “Tax Risk.” The Trust has also revised the Fund’s summary prospectus to include corresponding “Tax Risk” language.

Comment 9:    Consider shortening the Subsidiary Risk disclosure in the Fund’s summary prospectus. A brief note on Subsidiary Risk in the summary prospectus would suffice and the remainder of the risk language can be kept in the Item 9 disclosure.

Response:    The requested change has been made.

Comment 10:    The language in the “Management — Investment Adviser” section states that BFA is responsible for substantially all expenses of the Fund, except interest expenses, taxes, brokerage expenses, future distribution fees or expenses and extraordinary expenses. Does this exception also include acquired fund fees and expenses? Does BFA pay the advisory fees to the Subsidiary’s adviser?

Response:    The Trust respectfully confirms that this exception also includes acquired fund fees and expenses. This is discussed in the Fund’s summary prospectus in the section “Fees and Expenses,” which states that: “[t]he Fund will also pay Acquired Fund Fees and Expenses.” The Trust respectfully notes that BFA also serves as the Subsidiary’s adviser, and there are no fees paid to BFA for its advisory services to the Subsidiary. For clarification purposes, the Trust has revised the language in the Fund’s statutory prospectus in the section “Management – Investment Adviser” to state: “BFA also serves as investment adviser to the Subsidiary. No fee will be paid to BFA for the advisory services that it provides to the Subsidiary.”

Comment 11:    Investment Restriction #1 in the SAI states that the Fund may not concentrate in a particular industry, provided that the Fund will cause 25% or more of its total assets to be invested in certain securities. Please re-examine this policy and confirm that the Fund will meet this 25% test using the mark to market values of derivatives and not the notional values. At the end of Investment Restriction #1, consider deleting the last phrase “as described in the Prospectus.”

Response:    The Trust respectfully confirms that the Fund will meet the 25% test discussed in Investment Restriction #1 using the mark to market values of derivatives and not the notional values of derivatives. In addition, the Trust notes that it has revised Investment Restriction #1 to reflect that the Fund will also concentrate in the industry or group of industries that constitutes the energy sector. The Trust has also revised the language in Investment Restriction #1 to delete, as requested, the language “as described in the Prospectus.”

Comment 12:    The Fund Deposit language states that the consideration for purchase of Creation Units of the Fund generally consists of the in-kind deposit of a designated portfolio of securities (including any portion of such securities for which cash may be substituted) and the Cash Component computed as described below. How will a determination be made about the in-kind deposit portion that is attributable to the Subsidiary?

Response:    The Trust respectfully notes that the deposit portion that is attributable to the Subsidiary will be part of the Cash Component and therefore will not consist of an in-kind deposit of securities.

****

The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Ed Baer
Aaron Wasserman
Michael Gung
Katherine Drury